Mail Stop 4561

      							September 19, 2005

Mr. Charles L. McNew
Chief Executive Officer
Halifax Corporation
5250 Cherokee Avenue
Alexandria, VA 22312

	Re:	Halifax Corporation
		Form 10-K for the Fiscal Year Ended March 31, 2005
				Form 10-Q for the Fiscal Quarter Ended June
30,
2005
      File No. 001-08964

Dear Mr. McNew:

		We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Note 1.  Significant Accounting Policies and Business Activity

Accounts Receivable, page 43

1. We note that you transfer receivables to a third party in connection with equipment leased to end users. Tell us the nature of the equipment that is being leased to end users and whether this leased equipment is included as a deliverable in your sales arrangements. If so, clarify how you account for this leased equipment in accordance with SFAS 13. Specifically, tell us how you classify this leased equipment pursuant to the criteria in paragraphs
6 through 8 of SFAS 13. Further, tell us your consideration of the disclosure requirements of paragraph 23 of SFAS 13 for your lease arrangements.

2. We note that you record the transfer of receivables as sales based on the provisions of SFAS 140. Tell us the consideration that you receive in exchange for the transferred receivables. Further, tell us your consideration of paragraph 9 of SFAS 140 when determining that you have surrendered control of the transferred receivables.

Revenue Recognition, page 44

3. We note that you provide seat management contracts that involve delivery and installation of new equipment combined with multi-year service agreements. We further note that revenue related to the delivery and installation of equipment on these and certain other contracts are recognized upon the completion of both delivery and installation activities. As these activities are combined with multi-year service agreements, explain how you determined that the delivery and installation of equipment represents the culmination of a separate earnings event. Tell us your consideration of SAB Topic
13, Section A.3.f when making this determination. As part of your response, tell us,
* The nature of the equipment that is delivered and installed;
* Whether the delivery and installation of equipment are initial setup activities for the multi-year service agreements or separate deliverables;
* Whether the equipment is delivered and installed only to allow the provision of future service or the equipment provides benefit to your customers outside the service agreements;
* Whether you sell the delivered equipment separately? (i.e. without your service agreement).

Note 6.  Long-Term Debt, page 50

4. We note that you have classified your revolving credit agreement as long-term debt as of March 31, 2004 and 2005. We further note your disclosure on page 37 of your Form 10-K for the fiscal year ended March 31, 2004, which states that your revolving credit agreement contains a subjective acceleration clause. Tell us whether your revolving credit agreement contains this clause as of March 31,
2005. If so, indicate whether the agreement also requires a lock-box arrangement. That is, tell us how you consider EITF 95-22 in determining the proper classification for this liability.
Further,
if classification as long-term is proper, tell us your consideration of FASB Technical Bulletin No. 79-3 to determine the appropriate classification of the revolving credit agreement and disclosure of the subjective acceleration clause.

*****

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief
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Mr. Charles L. McNew
Halifax Corporation
September 19, 2005
page 1